SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 24, 2021

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):—

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):—

Announcement of LM Ericsson Telephone Company, May 24, 2021 regarding “Ericsson updates risk factors for Euro corporate bond prospectus”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: May 24, 2021

PRESS RELEASE May 24, 2021

Ericsson updates risk factors for Euro corporate bond prospectus

•	Ericsson is currently in the process of issuing a EUR 500 million unsecured 8-year bond under its EMTN program

•	In connection with this proposed issue, Ericsson updates the risk factors in its prospectus regarding geopolitical and trade uncertainty

As previously disclosed by Ericsson (NASDAQ: ERIC) in its Q4 2020 financial report and in its 2020 annual report, there is a risk that the decision by the Post and Telecommunication Authority (PTS) to exclude Chinese vendors’ products from the 5G auction in Sweden may adversely impact the economic interests of Sweden and Swedish industry, including those of Ericsson.

This risk has been included in the risk factors in Ericsson’s EMTN prospectus. The update coincides with Ericsson’s proposed issue under the EMTN program and the change in relation to the risk factor, as shown in the Q4 report, is reflected in the italicized text below.

Updated extract of text from Q4 report

Ongoing geopolitical and trade uncertainty from a range of factors may have a material adverse impact on our business, operations, business prospects and consequently on operating results, financial conditions and our ability to meet our targets.

[. . .]

There are uncertainties for the future bilateral trading relationship between China and several countries as a result of restrictions towards Chinese vendors in national 5G networks.

[. . .]

In Sweden, the Post and Telecommunication Authority (PTS) has taken a decision to exclude Chinese vendors’ products from the 5G auction. Of special relevance for Ericsson in this context is the trade relationship between Sweden and China, since Ericsson, even though it is a global company with a presence on all global markets, has its headquarters in Sweden and therefore risks collateral damages from a weakened Swedish-Chinese relationship as a result of this decision. There is a risk that the above lead to measures taken by China that are targeted at the economic interests of Sweden and Swedish industry, including those of Ericsson. While Ericsson is invited to various ongoing tender processes in China, the final outcome remains uncertain and it is the company’s current assessment that the risk has increased that Ericsson will in those tenders be allocated a significantly lower market share than its current market share.

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PRESS RELEASE May 24, 2021

[. . .]

The geopolitical situation can have consequences on the entire industry, with an increased likelihood of further industry split, separation of global value chains and separation of global standards for mobile telecommunications. This overall development has also led to several countries evaluating how to ensure uninterrupted access to telecommunication network infrastructure, for example through promoting disaggregation of the Radio Access Network and support of national communication network infrastructure champions as alternative to the established global vendors such as Ericsson although the timing and extent of this remains unclear.

All of the above may have a material and potentially lasting adverse impact on our business, including sales, market share, market access and supply chain and R&D activities, our financial condition and results of operations.”

Please also see the Annual Report 2020 for risk factors and uncertainties of relevance to Ericsson and its business.

NOTES TO EDITORS:

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PRESS RELEASE May 24, 2021

ABOUT ERICSSON

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

Forward-looking statements

This release includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “view,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

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PRESS RELEASE May 24, 2021

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors” in the latest interim report, and in “Risk Factors” in the Annual Report 2020.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this release, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

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